UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

For Immediate Release

ASUR 3Q05 PASSENGER TRAFFIC DOWN 4.82% YOY

Cautionary Statement: Readers should be aware that the information contained in this report reflects the results for the third quarter of 2005, which ended September 30, 2005. As such, it does not reflect the impact of Hurricane Wilma, which struck the Yucatan Peninsula for four days starting October 20, 2005. For additional details regarding the impact of this hurricane on ASUR’s operations, please refer to page 10 of this report.

3Q05 Highlights1:

•	EBITDA increased by 0.33% to Ps.331.78 million

•	Total passenger traffic down by 4.82%

•	Total revenues up by 1.68%, mainly due to a 26.27% increase in non-aeronautical revenues

•	Commercial revenues per passenger increased by 35.46%, to Ps.44.13 per passenger, reflecting gains from the arbitration decision in Asur’s favor

•	Operating income declined 1.31%

•	EBITDA margin was 61.68% compared with 62.52%

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of September 30, 2005, and represent comparisons between the three-month period ended September 30, 2005, and the equivalent three-month period ended September, 2004. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7907.

ASUR 3Q05, Page 1 of 15

México D.F., October 25, 2005 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and nine-month periods ended September 30, 2005.

Passenger Traffic

For 3Q05, total passenger traffic declined year-over-year by 4.82%; domestic passenger traffic fell by 4.12%; and international passenger traffic fell by 5.34%. Asur’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the quarter were largely the result of the impact of Hurricane Emily in July 2005, which forced the closure of 5,153 and 500 hotel rooms in Cancun and Cozumel, respectively. These numbers represent 9.98% and 13.40% of the hotel rooms which were available in these cities prior to the hurricane.

As of September 30, 2,918 rooms out of the original 5,153 remained out of service. This figure does not take into account the damage caused by Hurricane Wilma. Please refer to page 10 for more details regarding this event.

The 4.12% decline in overall domestic passenger traffic mainly reflects the 39.20% drop in domestic traffic at the Cancun airport.

The 5.34% drop in international passenger traffic resulted mainly from declines of 3.86% and 37.10% in traffic at the Cancun and Cozumel airports, respectively.

For the first nine months of 2005, total passenger traffic rose by 4.50%, with international passenger traffic up 7.60% and domestic passenger traffic down 0.66%.

Table I: Domestic Passengers (in thousands)

Airport	3Q04	3Q05	% Change	9M04	9M05	%Change
Cancún	689.4	630.3	(8.57)	1,728.0	1,635.0	(5.38)
Cozumel	27.8	16.9	(39.21)	68.8	62.5	(9.16)
Huatulco	74.7	71.2	(4.69)	187.5	189.2	0.91
Merida	210.3	219.2	4.23	601.4	636.5	5.84
Minatitlan	30.7	38.0	23.78	92.6	102.6	10.80
Oaxaca	119.7	121.9	1.84	364.9	362.6	(0.63)
Tapachula	46.4	42.8	(7.76)	142.8	135.5	(5.11)
Veracruz	139.7	128.3	(8.16)	368.0	375.9	2.15
Villahermosa	164.5	172.7	4.98	468.5	496.3	5.93
TOTAL	1,503.2	1,441.3	(4.12)	4,022.5	3,996.1	(0.66)
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 3Q05, Page 2 of 15

Table II: International Passengers (in thousands)

Airport	3Q04	3Q05	% Change	9M04	9M05	%Change
Cancun	1,837.6	1,766.7	(3.86)	6,051.0	6,514.0	7.65
Cozumel	124.8	78.5	(37.10)	402.0	395.2	(1.69)
Huatulco	2.0	3.7	85.00	22.8	45.4	99.12
Merida	33.8	32.9	(2.66)	92.9	95.7	3.01
Minatitlan	0.9	1.0	11.11	2.0	2.4	20.00
Oaxaca	15.4	18.4	19.48	33.5	49.5	47.76
Tapachula	1.1	1.4	27.27	2.8	4.1	46.43
Veracruz	15.7	19.6	24.84	41.7	47.8	14.63
Villahermosa	11.6	11.6	0.00	29.2	31.4	7.53
TOTAL	2,042.9	1,933.8	(5.34)	6,677.9	7,185.5	7.60
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	3Q04	3Q05	% Change	9M04	9M05	%Change
Cancun	2,527.0	2,397.0	(5.14)	7,779.0	8,149.0	4.76
Cozumel	152.6	95.4	(37.48)	470.8	457.7	(2.78)
Huatulco	76.7	74.9	(2.35)	210.3	234.6	11.55
Merida	244.0	252.1	3.28	694.3	732.2	5.46
Minatitlan	31.6	39.0	23.42	94.6	105.0	10.99
Oaxaca	135.1	140.3	3.85	398.4	412.1	3.44
Tapachula	47.5	44.2	(6.95)	145.6	139.6	(4.12)
Veracruz	155.5	147.9	(4.83)	409.7	423.7	3.42
Villahermosa	176.1	184.3	4.66	497.7	527.7	6.03
TOTAL	3,546.1	3,375.1	(4.82)	10,700.4	11,181.6	4.50
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q05

Total revenues for 3Q05 increased year-over-year by 1.68% to Ps.537.8 million. This was mainly due to:

•

An increase of 26.27% in revenues from non-aeronautical services, principally as a result of the 29.39% increase in commercial revenues. This mainly reflects the net payment of Ps.32.5 million in August in back rent owed to ASUR by Dufry Mexico for units it occupies in Cancun airport, as mandated by the ruling of the International Court of Arbitration in favor of ASUR; and the Ps.9.9 million payment by Aldeasa owed to ASUR. Excluding the impact of these two items, commercial revenue per passenger declined 1.80% YoY, impacted by the appreciation of the Mexican Peso against the US dollar by approximately 5.49%.

ASUR 3Q05, Page 3 of 15

•	This was partially offset by a decrease of 7.32% in revenues from aeronautical services, principally as a result of the above mentioned decline in passenger traffic.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 29.39%, mainly due to:

•

A 124.45% increase in Duty-free revenues, principally from the net effect of the payment of Ps.32.5 million (US$3.0 million) in rent owed to ASUR by Dufry Mexico for units it occupies in Cancun airport, as mandated by the ruling of the International Court of Arbitration in favor of ASUR and the Ps.9.9 million payment by Aldeasa owed to ASUR.

•	An increase of 0.35% in food and beverage revenues.

•	A 12.64% increase in advertising revenues, resulting from more efficient use of advertising spaces.

•	A 6.03% increase in revenue from car rental companies as two new car rental companies began operations at Huatulco airport.

•	A 22.36% increase in parking lots revenue, due to a tariff adjustment and higher demand mainly at Villahermosa airport.

This increase in commercial revenues was partially offset by a 3.41% decline in retail revenues, mainly as a result of the decline in passenger traffic at the Cancun and Cozumel airports during the quarter.

Total operating costs and expenses for 3Q05 increased year-over-year by 3.94% primarily as a result of:

•

A 10.26% increase in costs of services mainly as a result of an increase in maintenance expenses, higher payroll resulting from an increase in wages to unionized employees effective October 2004, higher consumption of electricity by the new access roads to Terminal 1 in Cancun airport, as well as expenses associated with the evaluation of new projects.

•	A 1.67% increase in concession fees mainly due to higher revenues.

•	A 3.96% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

ASUR 3Q05, Page 4 of 15

These costs were partially offset by:

•	A 19.19% decline in administrative services, reflecting lower consulting fees.

•	A 1.81% decline in the cost of technical assistance, principally as a result of lower out of pocket expenses from the company’s strategic partner.

Operating margin for 3Q05 declined to 41.78% from 43.04% in the third quarter of last year. This was mainly driven by the 3.94% increase in costs and expenses for the quarter, primarily the 10.26% increase in the cost of services.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.3 million for 3Q05. Of this total amount, Ps.9.2 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.30.1 million as a credit against future income tax payments.

Net income for 3Q04 was Ps.168.33 million, a year-over-year increase of 19.70%. Earnings per common share for the quarter were Ps.0.5611, or earnings per ADS (EPADS) of US$0.5200 (one ADS represents ten series B common shares). This compares with Ps.0.4688, or EPADS of US$0.4344, for the same period last year.

Table IV:	Summary of Consolidated Results for 3Q05

	3Q04	3Q05	% Change
Total Revenues	528,978	537,872	1.68
Aeronautical Services	387,257	358,916	(7.32)
Non-Aeronautical Services	141,721	178,955	26.27
Commercial Revenues	118,239	152,991	29.39
Operating Profit	227,696	224,710	(1.31)
Operating Margin %	43.04%	41.78%	(2.94)
EBITDA	330,692	331,782	0.33
EBITDA Margin %	62.52%	61.68%	(1.33)
Net Income	140,633	168,332	19.70
Net Income per Share	0.4688	0.5611	19.70
Net Income per ADS	0.4344	0.5200	19.70
Note:		Figures are shown in thousands of constant Mexican pesos as of September 30, 2005.

U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7907

ASUR 3Q05, Page 5 of 15

Table V:	Commercial Revenues per Passenger for 3Q05

	3Q04	3Q05	% Change
Total Passengers (‘000)	3,630	3,467	(4.49)
Total Commercial Revenues	118,239	152,991	29.39
Commercial revenues from direct operations(1)	19,537	24,083	23.28
Commercial revenues excluding direct operations	98,702	128,908	30.60

Total Commercial Revenue per Passenger	32.57	44.13	35.46
Commercial revenue from direct operations per passenger(1)	5.38	6.95	29.00
Commercial revenue per passenger (excluding direct operations)	27.19	37.18	36.70

Note: For purposes of this table, 84.0 thousand and 92.1 thousand transit and general aviation passengers are included for 3Q04 and 3Q05, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2005.

(1) Revenue from direct commercial operations includes two restaurants, a snack bar and three convenience stores. Revenue for 2004 only includes the concession fee from the previous concessionaire.

Table VI:	Operating Costs and Expenses for 3Q05

	3Q04	3Q05	%Change
Costs of Services	126,250	139,198	10.26
Administrative	27,383	22,128	(19.19)
Technical Assistance	18,202	17,872	(1.81)
Concession Fees	26,451	26,892	1.67
Depreciation and Amortization	102,996	107,072	3.96
TOTAL	301,282	313,161	3.94
Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2005.

Consolidated Results for the First Nine Months of 2005

Total revenues for the nine-month period increased year-over-year by 11.45% to Ps. 1,711.66 million. This was mainly due to:

•	An increase of 4.74% in revenues from aeronautical services, as a result of the passenger traffic increase during the period.
•	An increase of 31.78% in revenues from non-aeronautical services, principally as a result of the 35.62% increase in commercial revenues.

ASUR 3Q05, Page 6 of 15

This mainly reflects the net payment of Ps.32.5 million in August in rent owed to ASUR by Dufry Mexico for units it occupies in Cancun airport, as mandated by the ruling of the International Court of Arbitration in favor of ASUR; and the Ps.9.9 million payment by Aldeasa owed to ASUR.

Excluding the impact of these two items, commercial revenue per passenger for the nine-month period rose by 9.44%. This also reflects the negative impact from the approximately 3.22% appreciation of the Mexican peso against the US dollar during the period.

Commercial revenues for the nine-month period increased year-over-year by 35.62% mainly due to:

•

A 69.53% rise in duty-free revenues, principally due to payments due to ASUR received as a result of the ruling of the International Court of Arbitration in favor of ASUR and the Ps.9.9 million payment by Aldeasa owed to ASUR.

•	A 30.67% increase in food and beverage revenues, reflecting revenues from ASUR’s direct commercial operations.

•

A 48.51% increase in retail revenues, principally resulting from revenue from the three convenience stores formerly operated by concessionaires that have been operated by ASUR since May 2004. The increase in retail revenues also reflects income from the concessions granted for 16 new convenience stores at the Cancun, Cozumel, Villahermosa and Oaxaca airports.

•	A 26.62% increase in revenue from parking lots resulting from the adjustment of ASUR’s tariffs.

•	A 7.19% increase in advertising revenues, as a result of the increase in the minimum fee paid by the Company’s main advertising operator and more efficient use of advertising space.

This was partially offset by a 16.00% decrease in revenue from banking and currency exchange services.

ASUR 3Q05, Page 7 of 15

Table VII:       Summary of Consolidated Results for Nine-Month Period

	Nine Months 2004	Nine Months 2005	% Change
Total Revenues	1,535,833	1,711,659	11.45
Aeronautical Services	1,154,809	1,209,548	4.74
Non-Aeronautical Services	381,024	502,111	31.78
Commercial Revenues	307,260	416,720	35.62
Operating Profit	673,785	762,443	13.16
Operating Margin %	43.87%	44.54%	1.53
EBITDA	977,659	1,082,386	10.71
EBITDA Margin %	63.66%	63.24%	(0.66)
Net Income	415,278	548,329	32.04
Earnings per Share	1.3843	1.8278	32.04
Earnings per ADS in US$	1.2828	1.6938	32.04
Note:			Figures are shown in thousands of constant Mexican pesos as of September 30, 2005.
U.S. dollar	figures are calculated at the exchange rate of US$1 = Ps. 10.7907

Table VIII: Commercial Revenues for the Nine-Month Period

	Nine Months 2004	Nine Months 2005	% Change
Total Passengers (‘000)	10,951	11,451	4.56
Total Commercial Revenues	307,260	416,720	35.62
Commercial revenues from direct operations (1)	30,417	65,365	114.90
Commercial revenues excluding direct operations	276,844	351,355	26.91

Total Commercial Revenue per Passenger	28.06	36.40	29.73
Commercial revenue from direct operations per passenger(1)	2.78	5.71	105.78
Commercial revenue per passenger (excluding direct operations)	25.28	30.68	21.41

Note: For purposes of this table, 250.8 thousand and 269.3 thousand transit and general aviation passengers are included for 9M04 and 9M05, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2005.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores.

ASUR 3Q05, Page 8 of 15

Table IX:        Operating Costs and Expenses for the Nine-Month Period

	Nine Months 2004	Nine Months 2005	% Change
Costs of Services	346,186	410,545	18.59
Administrative	82,887	75,696	(8.67)
Technical Assistance	52,327	57,461	9.81
Concession Fees	76,774	85,571	11.46
Depreciation and Amortization	303,875	319,944	5.29
TOTAL	862,049	949,217	10.11

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2005.

Costs and expenses for the nine-months increased year-over-year by 10.11%, mainly due to the following:

•

Costs of services for the period increased year-over-year by 18.59%. This increase was primarily due to costs related to the direct operation by ASUR of two restaurants, a snack bar and three convenience stores previously operated by former concessionaires. The increase in costs of services also resulted from higher maintenance expenses, an increase in payroll resulting from the relocation of personnel from ASUR’s corporate headquarters to the airport level, principally at Cancun, an increase in salaries to unionized employees effective October 2004 and expenses associated with the evaluation of new projects.

•	Technical assistance costs increased by 9.81% reflecting the corresponding increase in EBITDA during the period.

•	Concession fees increased 11.46% mainly due to higher revenues.

•	Depreciation and amortization rose by 5.29%, mainly due to the capitalization of investments in fixed assets and improvements made to concession assets.

The increase in costs was partially offset by a 8.67% decline in Administrative expenses reflecting the reorganization in February 2004 of certain functions from the corporate to the airport level.

Operating margin rose to 44.54%, up from 43.87% for the nine-month period ended September 30, 2004.

Net income for the nine-months increased by 32.04% to Ps.584.33 million. Earnings per common share for the period were Ps.1.8278, or earnings per ADS (EPADS) of US$1.6938 (one ADS represents ten series B common shares). This compares with Ps.1.3843, or EPADS of US$1.2828, for the same period last year.

Tariff Regulation

ASUR 3Q05, Page 9 of 15

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the nine-month period were Ps.1,283.89 million, resulting in an average tariff per workload unit of Ps.104.97 for the period. ASUR’s regulated revenues accounted for approximately 75.01% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2005, Airport Facility Usage Rights and Airport Concessions represented 81.00% of the Company’s total assets, with current assets representing 12.51% and other assets representing 6.49%.

On September 30, 2005 cash and marketable securities were Ps.1,483.72 million. On the same date, shareholder’s equity was Ps.12,816.16 million and total liabilities were Ps.867.59 million, representing 93.65% and 6.34% of total assets, respectively. Total deferred liabilities represented 78.75% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.197.86 million as part of the Company’s ongoing plan to modernize its airports. Capital investment for the nine-month period totaled Ps.437.97 million

Impact of Hurricane Wilma

Hurricane Wilma struck the Yucatan Peninsula on October 20, 2005 and remained stalled over the peninsula for four days, causing damage to the region’s infrastructure. Following preliminary damage evaluation, the company can report the following:

1.

Cozumel and Cancun airports closed on October 20 at 3:00pm and 7:00pm local time respectively, and remain closed at this time. The company has not yet quantified the number of flights that were cancelled as a result of the hurricane, nor can it estimate when these airports will reopen for commercial traffic.

2.	It is not yet possible to quantify the damage caused by the hurricane to the infrastructure of the Cozumel and Cancun airports, the

ASUR 3Q05, Page 10 of 15

administrative offices of these airports, and the region’s hotel infrastructure.

3Q05 Earnings Conference Call

Day:	October 26, 2005
Time:	11:00 AM US EST; 10:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)
Access Code:	7557112

Replay:

Starting Wednesday, October 26 at 2:00 PM US EST, ending at midnight US EDT on Thursday, November 3, 2005. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 7557112.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q05, Page 11 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Operating Results per Airport

Thousands of Mexican pesos in purchasing power as of September 30 th, 2005

Item	3Q 2004	3Q 2005	% change	Nine Months 2004	Nine Months 2005	% change
Cancun
Aeronautical Revenues	289,883	264,020	(8.92)	879,159	912,447	3.79
Non-Aeronautical Revenues	113,697	151,349	33.12	301,312	413,715	37.30
Operating Profit	212,484	217,317	2.27	638,553	722,681	13.17
EBITDA	278,690	284,998	2.26	832,057	924,744	11.14
Cozumel
Aeronautical Revenues	16,397	10,488	(36.04)	48,828	52,409	7.33
Non-Aeronautical Revenues	5,260	3,863	(26.56)	15,104	15,755	4.31
Operating Profit	5,489	(1,386)	(125.25)	13,601	19,624	44.28
EBITDA	10,671	3,918	(63.28)	29,148	35,511	21.83
Merida
Aeronautical Revenues	23,018	23,773	3.28	65,503	67,808	3.52
Non-Aeronautical Revenues	7,923	8,713	9.97	23,552	25,370	7.72
Operating Profit	4,311	5,351	24.12	8,928	9,972	11.69
EBITDA	13,107	14,708	12.21	35,316	37,767	6.94
Villahermosa
Aeronautical Revenues	16,232	17,268	6.38	45,748	47,887	4.68
Non-Aeronautical Revenues	4,575	5,076	10.95	12,920	14,634	13.27
Operating Profit	5,632	7,395	31.30	15,137	16,024	5.86
EBITDA	10,841	12,859	18.61	30,767	32,461	5.51
Others
Aeronautical Revenues	41,727	43,367	3.93	115,572	128,997	11.62
Non-Aeronautical Revenues	10,266	9,954	(3.04)	28,137	32,636	15.99
Operating Profit	(219)	(3,967)	(1,711.42)	(2,435)	(5,859)	(140.62)
EBITDA	17,382	15,299	(11.98)	50,371	51,903	3.04
Grupo
Aeronautical Revenues	387,257	358,916	(7.32)	1,154,809	1,209,548	4.74
Non-Aeronautical Revenues	141,721	178,955	26.27	381,024	502,111	31.78
Operating Profit	227,696	224,710	(1.31)	673,785	762,443	13.16
EBITDA	330,692	331,782	0.33	977,659	1,082,386	10.71

ASUR 3Q05, Page 12 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of September 30 th, 2005 and 2004

Thousands of Mexican pesos in purchasing power as of September 30 th, 2005

I t e m	September 2004	September 2005	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	1,148,910	1,483,723	334,814	29.14
Trade receivables, net	211,057	193,083	(17,974)	(8.52)
Recoverable taxes and other current assets	37,329	35,123	(2,205)	(5.91)

Total Current Assets	1,397,296	1,711,930	314,634	22.52

Fixed Assets
Machinery, furniture and equipment, net	81,982	108,625	26,643	32.50
Rights to use airport facilities, net	2,203,442	2,132,030	(71,412)	(3.24)
Improvements to use airport facilities, net	998,398	1,141,443	143,044	14.33
Constructions in process	269,957	578,761	308,804	114.39
Others	41,469	108,428	66,959	161.47

Total Fixed Assets	3,595,248	4,069,286	474,038	13.19

Defferred Assets
Airports concessions, net	8,045,060	7,809,705	(235,356)	(2.93)
Defferred income taxes	0	-	(0)	(100.00)
Other	117,107	92,836	(24,271)	(20.73)

Total Defferred Assets	8,162,167	7,902,541	(259,627)	(3.18)

Total Assets	13,154,711	13,683,757	529,046	4.02

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	3,796	5,074	1,278	33.67
Notes payable	-		-	-
Accrued expenses and others payables	173,268	164,427	(8,841)	(5.10)

Total Current Liabilities	177,064	169,501	(7,563)	(4.27)

Long term liabilities
Other	16,188	14,884	(1,305)	(8.06)
Defferred income taxes	586,571	644,878	58,308	9.94
Defferred employees profit sharing	38,812	37,496	(1,316)	(3.39)
Labor Obligations	535	836	301	56.33

Total long term liabilities	642,106	698,094	55,988	8.72

Total Liabilities	819,170	867,595	48,425	5.91

Stockholder's Equity
Capital stock	11,669,778	11,669,778	(0)	(0.00)
Legal Reserve	70,063	100,936	30,872	44.06
Share repurchase reserve	162,667	497,120	334,453	205.61
Net Income for the period	415,278	548,329	133,051	32.04
Retained earnings	17,755	-	(17,755)	(100.00)

Total stockholderps Equity	12,335,542	12,816,162	480,621	3.90

Total Liabilities ans Stockholder's Equity	13,154,711	13,683,757	529,046	4.02

ASUR 3Q05, Page 13 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Statement of Income from January 1 st, to September 30 th, 2005 and 2004

Thousands of Mexican pesos in purchasing power as of September 30 th, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%

Revenues
Aeronautical Services	1,154,809	1,209,548	4.74	387,257	358,916	(7.32)

Non-Aeronautical Services	381,024	502,111	31.78	141,721	178,955	26.27

Total Revenues	1,535,833	1,711,659	11.45	528,978	537,872	1.68

Operating Expenses

Cost of services	346,186	410,545	18.59	126,250	139,198	10.26
General and administrative expenses	82,887	75,696	(8.67)	27,383	22,128	(19.19)
Technical Assistance	52,327	57,461	9.81	18,202	17,872	(1.81)
Concession fee	76,774	85,571	11.46	26,451	26,892	1.67
Depreciation and Amortization	303,875	319,944	5.29	102,996	107,072	3.96

Total Operating Expenses	862,049	949,217	10.11	301,282	313,161	3.94

Operating Income	673,785	762,443	13.16	227,696	224,710	(1.31)

Comprehensive Financing cost	(6,584)	31,898	(584.54)	1,147	23,477	1,948.60

Extraordinary and Special Items
Rescue Clause	2,515	2,022	(19.57)	21	2,013	9,960.00
Special items ( NMO Restructuring )	11,386	0	(100.00)	1,921	-	(100.00)

Income Before Income Taxes	653,301	792,318	21.28	226,901	246,175	8.49

Provision for Income Taxes	37,100	24,774	(33.22)	8,414	9,191	9.24
Defferred income taxes	200,924	219,216	9.10	77,854	68,652	(11.82)
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	415,278	548,329	32.04	140,633	168,332	19.70

Earning per share	1.3843	1.8278	32.04	0.4688	0.5611	19.70
Earning per ads usd	1.2828	1.6938	32.04	0.4344	0.5200	19.70
Exchange rate per dollar 10.7907

ASUR 3Q05, Page 14 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Statement of Changes in Financial Position from January 1 st, to September 30 th, 2005 and 2004

Thousands of Mexican pesos in purchasing power as of September 30 th, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%

Net Income for the Year	415,278	548,329	32.04	140,633	168,332	19.70

Depreciation and Amortization	303,875	319,944	5.29	102,996	107,072	3.96

Resources provided by operations	719,152	868,272	20.74	243,628	275,404	13.04

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	(28,636)	22,860	(179.83)	48,551	55,587	14.49
Recoverable taxes and other current assets	123,524	(3,458)	(102.80)	13,794	(2,219)	(116.09)
Other defferred assets	(108,082)	11,699	(110.82)	(20,558)	1,726	(108.40)

Increase (decrease) in:
Trade accounts payable	(7,110)	(6,115)	(13.99)	(1,044)	(1,568)	50.17
Accrued expenses and others payables	(34,123)	(4,727)	(86.15)	19,910	(5,698)	(128.62)
Long term liabilities	114,751	56,615	(50.66)	46,939	42,880	(8.65)

Resources provided by (used for) working capital	60,324	76,875	27.44	107,592	90,708	(15.69)

Resources provided by (used for) operating activities	779,476	945,148	21.25	351,220	366,112	4.24

Resources provided by (used for) financing activities:	(174,001)	(189,196)	8.73	-	-	-

Notes payable	-		-	-		-
Others	(174,001)	(189,196)	8.73	-		-

Resources provided by (used for) investing activities:	(216,647)	(437,967)	102.16	(103,382)	(197,856)	91.38

Investments in machinery, furniture and equipment, net	(16,303)	(34,860)	113.83	(2,682)	(7,326)	173.12
Investments in rights to use airport facilities	208	0	(100.00)	534	0	(100.00)
Investments in constructions in process	(164,923)	(315,634)	91.38	(92,652)	(91,480)	(1.26)
Investments in others	(35,630)	(87,473)	145.50	(8,582)	(99,049)	1,054.21

Increase (Decrease) in cash and cash equivalents	388,828	317,984	(18.22)	247,839	168,256	(32.11)

Cash and cash equivalents at beginning of the financial period	760,082	1,165,739	53.37	901,071	1,315,467	45.99

Cash and cash equivalents at the end of the financial period	1,148,910	1,483,723	29.14	1,148,910	1,483,723	29.14

ASUR 3Q05, Page 15 of 15

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: October 25, 2005